AM
2-24-04

04001944

VF 2-19-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 17 2004

SEC FILE NUMBER
8- 65717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KelBra Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1065-D South Main St., Suite B
(No. and Street)

Las Cruces (City) NM (State) 88005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bicknell 505-525-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Everett, Flesher & Northcutt, P.C.
(Name – *if individual, state last, first, middle name*)

755 S. Telshor Blvd., Suite 201Q (Address) Las Cruces (City) NM (State) 88011 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/05

KelBra Securities, LLC

A Broker/Dealer, Member NASD

February 12, 2004

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

AFFIRMATION

I, James D. Bicknell, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KelBra Securities, LLC, as of December 31, 2003, are true and correct. I further affirm that neither the company nor any member, partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James D. Bicknell

James D. Bicknell
President

Notary Public: Jo Ann R. Guerra

My Commission Expires: Sept 18th, 2004

State of: New Mexico
County of: Dona Ana

1065-D South Main, Suite B
Las Cruces, NM 88005
(505) 525-1717

KelBra Securities, LLC
Las Cruces, New Mexico

Audited Financial Statements
For the Year Ended
December 31, 2003

KelBra Securities, LLC

FINANCIAL STATEMENTS
December 31, 2003

CONTENTS

Everett, Flesher & Northcutt, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher-Northcutt, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report

To the Member of
KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying statement of financial condition of KelBra Securities, LLC (a New Mexico limited liability company) as of December 31, 2003, and the related statements of income and member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KelBra Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Everett, Flesher & Northcutt, P.C.

Everett, Flesher & Northcutt, P.C.

January 27, 2004

KelBra Securities, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Assets		
Cash and cash equivalents	$	28,505
Receivable from broker-dealers		30,568
Furniture and equipment, net of accumulated depreciation of $391 (Note 4)		2,129
TOTAL ASSETS	$	61,202

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	67
Total Liabilities		67
Member's Equity		
Capital		61,135
Total Member's Equity		61,135
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,202

The accompanying notes are an integral part of these Financial Statements.

KelBra Securities, LLC

STATEMENT OF INCOME AND MEMBER'S CAPITAL
For the Year Ended December 31, 2003

Revenue	
Commissions	$ 105,040
Expenses	
B/D registration fees	1,423
Bank service charges	75
Continuing education	200
Depreciation expense	391
Insurance	480
Licenses and permits	35
Office supplies	351
Postage and delivery	491
Accounting fees	596
Legal fees	4,417
Repairs	71
Telephone	1,465
Total Expenses	9,995
Net Income	95,045
Member's Capital, Beginning of the Year	7,042
Capital contributions	10,048
Capital withdrawals	(51,000)
Member's Capital, End of the Year	$ 61,135

The accompanying notes are an integral part of these Financial Statements.

KelBra Securities, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	95,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		391
Change in assets and liabilities causing increase (decrease) in cash:		
Receivable from broker-dealers		(30,568)
Accounts payable		67
NET CASH PROVIDED BY OPERATIONS		64,935
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(1,279)
NET CASH USED BY INVESTING ACTIVITIES		(1,279)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member capital contributions		10,048
Member Capital withdrawals		(51,000)
NET CASH USED BY INVESTING ACTIVITIES		(40,952)
NET CASH INCREASE DURING THE YEAR		22,704
CASH, Beginning of year		5,801
CASH, End of year	$	28,505

The accompanying notes are an integral part of these Financial Statements.

KelBra Securities, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1. Organization and Significant Accounting Policies

Organization. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New Mexico Limited Liability Company owned by James D. Bicknell.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recognition of Income. Commissions and related clearing expenses are reported on a trade-date basis as securities transactions occur.

Cash. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any investment instruments purchased with an original maturity of one year or less.

Accounts Receivable. Accounts receivables are recorded when invoices are issued. Receivables are written off when they are determined to be uncollectible. No allowance for doubtful accounts has been established. All receivables are considered collectible.

Furniture and Equipment. Furniture and equipment are recorded at cost. Depreciation is computed over lives of 5 years by the straight-line method for financial reporting purposes and under the methods prescribed by the Internal Revenue Service for tax purposes.

Concentrations of Risk. Revenues in the current year were generated primarily from services to two customers. One customer was accountable for 65% of commissions and the other for 34% of commissions.

2. Income Taxes

The Company is a single owner limited liability company which is a disregarded entity for income tax purposes. All elements of income and deductions are included in the tax return of the sole member.

3. Related Party Transactions

The Company is affiliated with Beacon Hill Ltd. Co. through the common ownership of James D. Bicknell. Both companies occupy the same premises. Under the affiliate agreement between the two companies, Beacon Hill Ltd. Co. is responsible for all rental and lease costs in

3. Related Party Transactions (continued)

connection with the property at 1065-D S. Main St., Suite B, Las Cruces NM. All other expenses, such as telephones, office supplies, furniture, computers software and postage are allocated between the two companies based on employee man hours worked for each Company. This determination is made on January 1 of each year. The allocation of expenses for 2003 was Beacon Hill Ltd. Co. 35% and Kelbra Securities LLC 65%.

4. Depreciable Assets

Depreciable assets at December 31, 2003 consisted of the following:

	Cost	Accumulated Depreciation	Useful Lives
Office furniture	$ 670	$ (134)	5
Office equipment	1,062	(71)	5
Computer software	788	(186)	3
Totals	$ 2,520	$ (391)	

Depreciation expense for the year ending December 31, 2003 was $391.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $59,006, which was $54,006 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0011to 1.

Supplementary Information

Everett, Flesher & Northcutt, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher-Northcutt, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
KelBra Securities, LLC
Las Cruces, New Mexico

We have audited the accompanying financial statements of KelBra Securities, LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated January 27, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Everett, Flesher & Northcutt, P.C.

Everett, Flesher & Northcutt, P.C.

January 27, 2004

KelBra Securities, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2003

Net Capital		
Total member's equity	$	61,135
Deduct member's equity not allowable for net capital provided by operating activities		0
Total member's equity qualified for net capital		61,135
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		(2,129)
Net capital before haircuts on securities positions (tentative net capital)		59,006
Haircuts on securities		0
Net Capital	$	59,006
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable		67
Items not included in statement of financial condition		0
Total aggregate indebtedness	$	67
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
1/8 of aggregate indebtedness	$	8
Ratio: Aggregate indebtedness to net capital		0.0011to 1

Everett, Flesher & Northcutt, P.C. 755 S. Telshor Blvd., Suite 201 Q • Las Cruces, New Mexico 88011 Certified Public Accountants

Jeffrey M. Everett, CPA
Barry K. Flesher, CPA
Wendy A. Boetticher-Northcutt, CPA

Telephone: (505) 522-2244
Fax: (505) 522-8049
jeverett@zianet.com
barry@zianet.com
wendyn@zianet.com

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member of
KelBra Securities, LLC
Las Cruces, New Mexico

In planning and performing our audit of the financial statements and supplemental schedules of KelBra Securities, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and prcedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguaring securities, that we considered to be material weaknesses as defined above.

We understand that practices and prcedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified.

Everett, Flesher & Northcutt, P.C.

Everett, Flesher & Northcutt, P.C.

January 27, 2004